Exhibit 99.1

GOLD ROYALTY CORP.

(the “Company”)

Annual General Meeting June 11, 2024

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual general meeting of the Company held on June 11, 2024 (the “Meeting”) and the outcome of such votes.

	Description of Matter		Votes For	Votes Against
1.	Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:
	a.	David Garofalo	49,847,222	9,601,311
	b.	Warren Gilman	54,611,106	4,837,426
	c.	Ken Robertson	50,465,929	8,982,604
	d.	Alan Hair	50,313,815	9,134,716
	e.	Karri Howlett	50,335,538	9,112,994
	f.	Angela Johnson	50,356,862	9,091,669

		Votes For	Votes Withheld
2.	PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed the Company’s auditor for the ensuing year and the Company’s board of directors was authorized to fix the remuneration to be paid to the auditor.	72,793,178	2,682,908

Date: June 11, 2024